UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

BlackRock Health Sciences Term Trust

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

09260E105

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
19,385,011
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
19,385,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,385,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.94%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 108,030,011 shares of common stock outstanding as of 06/30/23, as disclosed in the company's N-CSRS filed 9/1/23

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
19,385,011
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
19,385,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,385,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.94%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 108,030,011 shares of common stock outstanding as of 06/30/23, as disclosed in the company's N-CSRS filed 9/1/23

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
19,385,011
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
19,385,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,385,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.94%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 108,030,011 shares of common stock outstanding as of 06/30/23, as disclosed in the company's N-CSRS filed 9/1/23

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 11 amends and supplements the statement on Schedule 13D filed with the SEC on 5/26/23, as amended by Amendment No.1 filed 8/28/23, Amendment No. 2 filed 9/22/23, Amendment No.3 filed 10/16/23, Amendment No. 4 filed 10/24/23, Amendment No. 5 filed 11/8/23, Amendment No. 6 filed 11/20/23, Amendment No. 7 filed 12/4/23, Amendment No. 8 filed 12/13/23, Amendment No. 9 filed 12/26/23 and Amendment No. 10 filed 1/31/24; with respect to the common shares of BlackRock Health Sciences Term Trust. This Amendment No. 11 amends Items 3, 4, 5 and 7, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $288,491,864 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On February 16, 2024, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice of intent to (x) nominate a slate of seven independent director candidates comprised of (i) Ilya Gurevich, Shavar Jeffries and David Locala to serve as Class II Nominees (the "Class II Nominees") and (ii) in the event quorum was not reached at the Issuer's 2023 annual meeting of shareholders, Athanassios Diplas, David Littlewood, Jennifer Raab and Alexander Vindman to serve as successors to the four members of the Board who would, in such case, be currently serving as Class I holdover trustees due to the Issuer not having held an annual shareholder meeting in 2023 (the "Class I Holdover Seat Nominees", together with the Class II Nominees, the "Nominees"), for election to the Board at the Issuer's 2024 annual meeting of shareholders (the "Annual Meeting").

Each of the Nominees has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 3 to this Schedule 13D/A, whereby such Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting, and Saba Capital agreed to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by such Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 3 and is incorporated by reference herein.

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 108,030,011 shares of common stock outstanding as of 06/30/23, as disclosed in the company's N-CSRS filed 9/1/23

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the Schedule 13D/A filing on 1/31/24 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3:	Form of Nominee Agreement

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09260E105	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 1/31/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
1/31/2024	Buy	134,564	15.50
2/1/2024	Buy	35,724	15.62
2/2/2024	Buy	53,462	15.60
2/5/2024	Buy	93,967	15.56
2/6/2024	Buy	69,870	15.71
2/7/2024	Buy	100,354	15.81
2/8/2024	Buy	82,426	15.82
2/9/2024	Buy	122,094	15.97
2/12/2024	Buy	83,360	16.08
2/13/2024	Buy	120,820	15.85
2/15/2024	Buy	41,462	15.82
2/16/2024	Buy	74,566	15.87